Exhibit 99.7

<u>APPENDIX A</u>

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS COMPANY

        Directors and Executive Officers of Enterprise Products Company ("<u>EPCO</u>"). Set forth below is the name, position with EPCO and present principal occupation or employment of each director and executive officer of EPCO. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation
Randa Duncan Williams	Chairman and Director
	Chairman and Director of each of Enterprise Products Holdings LLC and EPCO Holdings, Inc.; Chairman and Manager Dan Duncan LLC
Richard H. Bachmann	President, Chief Executive Officer and Director
	Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of EPCO Holdings, Inc.; President, Chief Executive Officer and Manager of Dan Duncan LLC
W. Randall Fowler	Executive Vice President, Chief Financial Officer and Director
	Co-Chief Executive Officer and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Financial Officer and Manager of Dan Duncan LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.

        Directors and Executive Officers of EPCO Holdings, Inc. ("<u>EPCO Holdings</u>"). Set forth below is the name, position with EPCO Holdings and present principal occupation or employment of each director and executive officer of EPCO Holdings. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation
Randa Duncan Williams	Chairman and Director
	Chairman and Director of each of Enterprise Products Company and Enterprise Products Holdings LLC; Chairman and Manager of Dan Duncan LLC
Richard H. Bachmann	President, Chief Executive Officer and Director
	Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of Enterprise Products Company; President, Chief Executive Officer and Manager of Dan Duncan LLC
W. Randall Fowler	Executive Vice President, Chief Financial Officer and Director
	Co-Chief Executive Officer and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of Enterprise Products Company; Executive Vice President, Chief Financial Officer and Manager of Dan Duncan LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC ("DD LLC"). Set forth below is the name, position with DD LLC and present principal occupation or employment of each manager and executive officer of DD LLC. The current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Randa Duncan Williams	Chairman and Manager Chairman and Director of each of Enterprise Products Company, EPCO Holdings, Inc. and Enterprise Products Holdings LLC
Richard H. Bachmann	President, Chief Executive Officer and Manager Vice Chairman and Director of Enterprise Products Holdings LLC; President, Chief Executive Officer and Director of each of Enterprise Products Company and EPCO Holdings, Inc.
W. Randall Fowler	Executive Vice President, Chief Financial Officer and Manager Co-Chief Executive Officer and Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Financial Officer and Director of each of EPCO Holdings, Inc. and Enterprise Products Company